SSLJ.com Limited Announces Changes to Board Composition

WUHAN, China, August 29, 2018 /PRNewswire/ — SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), today announced changes to its Board of Directors (the “Board”).

The Company announced that Mr. Warren Wang, currently the Chief Executive Officer of the Company, has been appointed the Chairman of the Board, effective August 26, 2018, to replace the departing Chairman Mr. Jianbao Li who resigned for personal reasons on August 26, 2018.

The Company also announced that Mr. Ming Yi, currently the Chief Financial Officer of the Company, has been appointed a member of the Board and Mr. Hon Man Yun has been appointed a member of the Board, effective August 26, 2018. The Company deems Mr. Hon Man Yun an independent director under the rules of Nasdaq.

Mr. Hon Man Yun, the new Independent Director, has an extensive history in auditing and corporate finance and has served in key roles in public companies, including U.S. listed Chinese companies. Since April 2018, he has served as Chief Financial Officer of Kiwa Bio-tech Products Group Corporate (OTC: KWBT.) Since May 2017, he has served Kaisun Energy Group Limited (HKEX: 8203) as Vice President, Chief Accountant, Compliance and Internal Audit Officer. Mr. Yun also served as an independent director and the chairman of the audit committee for Chisen Electric Corp (OTC: CIEC), Xinde Technology Corp. (OTC: WTFS), and CH Lighting International Corporation (OTC: CHHN.) from time to time. Mr. Yun’s previous experience includes work as a corporate controller, corporate consultant, treasurer, chief operating officer, finance manager, and senior auditor. Mr. Yun is a member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Chartered Association of Certified Accountants and a fellow member of Chartered Accountant of the Institute of Chartered Accountants in England & Wales.

Mr. Warren Wang, the Chief Executive Officer of SSLJ, remarked, “I am pleased to announce the addition of Mr. Hon Man Yun as an independent director. Mr. Yun brings a long history of audit work across a wide range of listed companies and has extensive experience in the C-Suite for public companies. We believe Mr. Yun’s expertise in accounting and corporate finance will greatly benefit SSLJ as we strive to complete our transition to a new management team.”

Mr. Ming Yi, the Chief Financial Officer of SSLJ, stated, “The addition of Mr. Yun to our board of directors is an important step to strengthen our strategic position as we prepare for the next stage in SSLJ’s development. We look forward to working with Mr. Yun and drawing on his expertise.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

SSLJ.com Limited

Email: ir@sslj.com

In the United States:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com